June 11, 2025

David Kaplan
Chief Executive Officer
Ares Acquisition Corporation II
245 Park Avenue, 44th Floor
New York, NY 10167

Don Burnette
Chief Executive Officer
Kodiak Robotics, Incorporated
1049 Terra Bella Avenue
Mountain View, CA 94043

       Re: Ares Acquisition Corporation II
           Kodiak Robotics, Incorporated
           Registration Statement on Form S-4
           Filed May 14, 2025
           File No. 333-287278
Dear David Kaplan and Don Burnette:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Please tell us why the ownership tables here and on pages xx and xxi include the shares underlying Legacy Kodiak options that will convert into Kodiak options upon the business combination. Alternatively, consider removing such shares from the tables and including a footnote explaining the exclusion of the option shares. Similarly, explain your basis for assuming the completion of
$100.0 million of
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Page 2

       the PIPE Investment considering only $60.0 million has been committed and closed, to date, or revise accordingly. Lastly, revise footnote 3 to the tables to disclose the number of shares underlying each of the Exchanged Kodiak Options, the conversion of the SAFEs and the conversion of the Second Lien Loans, and the number of shares issuable related to the exercise of the Legacy Kodiak warrants.
Cautionary Note Regarding Forward Looking Statements, page xiv

2. You state that the proxy statement/prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private
       Securities Litigation Reform Act is not permitted for this initial business combination.
       See Section 27A(b)(2)(D) of the Securities Act of 1933. Please revise to clarify that the safe harbor does not apply to this offering.
Summary of the Proxy Statement/Prospectus, page 1

3. Please revise the prospectus summary to include, in tabular format, the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of the special purpose acquisition company.
       Refer to Item 1604(b)(4) of Regulation S-K.
4. Please revise to include the dilution table and related disclosures as required by Item
       1604(c) of Regulation S-K. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Business Combination, including sources not included in the table, such as the exercise of the warrants, with respect to the determination of the as adjusted net tangible book value per share.
5. Please revise to present, at each redemption level, the valuation at or above which the potential dilution results in the amount of non-redeeming shareholders interest per share being at least the IPO price per share of ordinary shares. Refer to Item
       1604(c)(1) of Regulation S-K.
Risk Factors, page 28

6. As an emerging growth company, we note that you intend to take advantage of the extended transition period for adopting new or revised accounting standards. Please revise to include a risk factor explaining that because of this election your financial statements will not be comparable to companies that comply with the public company effective dates.
We rely on a limited number of customers for a significant portion of our revenue..., page 31

7. You state that a significant portion of your revenue has been generated from a limited
 June 11, 2025
Page 3

       number of customers including the U.S. Army and Atlas. For all periods presented, to the extent material, please quantify the amount of revenue that you generated from each significant customer.
We depend heavily on our commercial agreements with Atlas..., page 32

8.     Please revise to disclose the terms of Legacy Kodiak   s Master Services
Agreement
       (MSA) with Atlas, including the date the agreement was entered into and the length and amount of the contract. Also, tell us your consideration to disclose any remaining performance obligations as of December 31, 2024, in the financial statement footnotes related to the Atlas MSA or any other arrangements. In this regard, disclosure on page
       292 indicates that Legacy Kodiak anticipates entering into long-term master service contracts with customers for terms of three to four years. Refer to ASC 606-10-50-13.
The Business Combination Proposal, page 100

9. Please revise your disclosure to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing your activities. Refer to Item 1603(a)(4) of Regulation S-K.
Fairness Opinion of Lincoln International LLC, page 130

10. You disclose that Lincoln International LLC considered documents related to the
          probable future outlook of Legacy Kodiak    provided by the
management of Legacy
       Kodiak and the company. Please discuss whether Lincoln International LLC and/or the board considered financial projections in evaluating the proposed business combination. If so, disclose why the projections or forecasts regarding
the    probable
       future outlook of Legacy Kodiak    were not included in the filing.
Unaudited Pro Forma Condensed Combined Financial Information
Expected Accounting Treatment of the Business Combination, page 221

11. Please revise to include SAB 74 disclosure in Ares' financial statement footnotes addressing when they intend to adopt ASU 2025-03 and the impact of such adoption of your financial statements. In this regard, we note the adoption of ASU 2025-03 will impact the identification of the accounting acquirer in a business combination that is affected primarily by exchanging equity interests in which a VIE is acquired.
       Accordingly, tell us how, or if, you considered the impact of this guidance on your pro forma financial statements.
12. Please revise to disclose the maximum redemption level (or approximate range of redemptions) at which the business combination transaction would still be accounted for as a reverse recapitalization. Also, consider revising to present a third column in your pro forma financial statements to reflect this scenario.
13. We note that you intend to account for Earn Out Securities as liability instruments while Sponsor Earn Out Securities will receive equity treatment. Please provide us with your analysis under ASC 815-40 that supports your accounting for each of these arrangements.
 June 11, 2025
Page 4
Pro forma Ownership after the Business Combination, page 224

14. Please revise footnote 4 to the table to disclose the number of shares underlying each of the conversion of SAFEs and Second Lien Loans and the shares issuable related to exercise of the Legacy Kodiak warrants.
Note 3 - Pro Forma Adjustments
Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page
232

15.    We note that the Exchanged SAFE Loan will be convertible into Kodiak
Common
       Stock at the Sponsor Affiliates Investor's option. To the extent the Exchanged SAFE
       Loan is not converted, such borrowings will remain outstanding after the Closing.
       Please explain your basis for assuming conversion of the Exchanged SAFE Loan in pro forma adjustment C3. In this regard, tell us and revise to clarify whether the
       Sponsor Affiliate Investor has elected to convert their Loan at Closing. Similarly, explain your basis for assuming repayment in cash of the Overfunding Loans held by the Sponsor in pro forma adjustment C7 and revise your disclosures as necessary.
16. Please revise to disclose the number of Kodiak shares issued related to the SAFE
       Agreements, the Second Lien Loans and the Legacy Kodiak warrants reflected in pro forma adjustments C2, C3 and C4, respectively.
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 234

17. We note pro forma adjustment F6 is shown on the face of the pro forma income statement but there is no corresponding pro forma note. Please explain or revise to remove this reference.
18. We note that pro forma adjustment F1 gives effect to the termination of the Trust
       Agreement, in part, by eliminating interest income on Trust assets under both the no redemption scenario, in which you appear to retain trust assets, and the maximum redemption scenario, in which you appear to liquidate the trust assets. Please tell us why you believe the same adjustment is appropriate under Rule 11-02(a)(6)(i)(B)
       given the difference in the pro forma balance sheet treatment under each scenario.
Information About AACT, page 238

19. Please revise to include all of the information regarding the Sponsor required by Item
       1603 of Regulation S-K.
Beneficial Ownership of Securities, page 274

20. Please disclose the information required by Item 403 of Regulation S-K regarding
       Kodiak. Refer to Item 18(a)(5) of Form S-4.
21. Please identify the natural persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities, including but not limited to, First
       Trust Capital Management L.P., AQR Capital Management, LLC, Westchester Capital Management, LLC.
 June 11, 2025
Page 5
Information About Legacy Kodiak, page 284

22. You state that you use artificial intelligence in your operations, product development, services and solutions. We note that you also increased your spending on research and development to support your artificial intelligence and machine learning efforts. Please revise to provide a more detailed discussion regarding the specific data
       points or types of data your artificial intelligence platform collects and utilizes.
       Clarify whether your AI or machine learning models use outside data sources, such as publicly available datasets or from your other customers, or if they are closed-loop systems.
Our Customers, page 295

23. We note your case study discussion beginning on page 296. Please tell us the amount of revenue recognized from each of these arrangements for each period presented and whether you consider such revenue to be from Driver-as-a-Service (DaaS), freight delivery or autonomy solutions. Also, describe for us how you account for such arrangements and revise your disclosures as necessary. For example, you refer to a collaboration arrangement with J.B. Hunt in which the freight delivery services are provided by both J.B. Hunt and Legacy Kodiak. Lastly, disclose the terms for each of these arrangements. In this regard, clarify whether the U.S. Army contract has been completed or when it will terminate. Similarly, explain whether you continue to generate revenue from your 2024 collaboration with Textron Systems. Management's Discussion and Analysis of Financial Condition and Results of Operations of
Legacy Kodiak
Key Operating Metrics, page 306

24. It appears the two metrics disclosed provide a means by which to measure operations and revenue generated via your DaaS solutions. Please tell us, and revise to disclose as applicable, what measures Legacy Kodiak uses to monitor their other operations and revenue related to either delivery of freight via Kodiak-owned vehicles or providing autonomy solutions and revise to include a quantified discussion of such measures for each period presented. Refer to SEC Release 33-10751. Results of Operations
Year Ended December 31, 2024 compared to Year Ended December 31, 2023, page 308

25. Please revise to include a discussion of the change in revenue separately for each of your product and service offerings (i.e. DaaS, freight delivery and ground autonomy solutions). Refer to Item 303(a) of Regulation S-K.
Kodiak Robotics, Inc.
Note 2. Summary of Significant Accounting Policies
Concentration of Risks, page F-30

26. Please revise to disclose information related to major customer(s) who generated 10%
       or more of revenue in either period end. In this regard, it appears from your disclosures on page 31, that contracts with the U.S Army have comprised a significant percentage of your historical revenues. If customers are the same in both periods, please identify them as such, for example, by distinguishing each customer as
 June 11, 2025
Page 6

       Customer A, Customer B, etc. Refer to ASC 280-10-50-42.
Revenue Recognition, page F-33

27. We note Legacy Kodiak generates revenue from providing DaaS to customers, delivering freight via Kodiak-owned autonomous trucks and demonstrating and providing ground autonomy solutions to the U.S. Army. Please provide us with a breakdown of revenue for each of these revenue streams for each period presented. In addition, include a discussion of your revenue recognition policy separately for each of these revenue streams and at a minimum, ensure you address the following:
           Disclose information related to the performance obligations for each revenue stream, including the nature of goods or services included in each performance obligation and how and when each performance obligation is satisfied, and revenue is recognized. Refer to ASC 606-10-50-12.
           Disclose how you determine the standalone selling price for each of the performance obligations in your multiple performance obligation arrangements. Refer to ASC 606-10-50-20.
28. Please revise to disclose how the timing of satisfaction of performance obligations relates to the timing of payment. In this regard, you state that customers are billed upon meeting certain defined milestones in the contract upon completion of services or in advance for autonomous driving solutions. Explain what is meant by milestones and how this relates to your DaaS services, delivery of vehicles, freight services or ground autonomy solutions. Refer to ASC 606-10-50-9.
Note 17. Segment, page F-54

29. We note net loss is the key measure of segment profit used by the CODM to allocate resources and assess performance. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources.
       Refer to 280-10-50-29f and the example at 280-10-55-54c.
General

30. Please revise throughout the filing to consistently and clearly disclose when Legacy
       Kodiak began offering the DaaS services. In this regard, we note Legacy Kodiak offered this service to Atlas as part of the agreement entered into December 2024.
       However, elsewhere in the filing it is unclear whether this service was offered prior to
       December 2024 and/or to Legacy Kodiak   s other commercial trucking
customers as
       defined on page 295.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 June 11, 2025
Page 7

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Philippa Bond